QuickLinks -- Click here to rapidly navigate through this document

Filed by IMC Global Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: Phosphate Resource Partners Limited Partnership

Commission File Number for Registration Statement: 333-114612

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding expected quarterly and annual results for 2004, expectations regarding the phosphate market recovery and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of IMC Global's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; DAP and potash pricing, margins and realizations; and the prices of raw materials. Additional factors that could cause IMC Global's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K, as amended by Amendment No. 1 on Form 10-K/A, of IMC Global filed with the Securities and Exchange Commission (the 'SEC') and available at the SEC's Internet site (http://www.sec.gov).

        IMC Global has filed a definitive proxy statement/prospectus regarding the proposed PLP merger transaction with the SEC, which was mailed to PLP unitholders on or about September 21, 2004. PLP unitholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction because it contains important information relating to IMC Global, PLP and the proposed merger. PLP unitholders are able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about IMC Global and PLP, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the documents filed with the SEC by IMC Global that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: Douglas A. Hoadley, or by telephone at (847) 739-1200, email: dahoadley@imcglobal.com. Documents filed with the SEC by PLP may be obtained, free of charge, by directing a request to Phosphate Resource Partners Limited Partnership, 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045-2561, or by telephone, (847) 739-1200.

        IMC Global, and its respective directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies in connection with any possible merger transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus filed with the SEC on September 20, 2004.

***

Phosphate Resource Partners Limited Partnership	100 South Saunders Road Lake Forest, Illinois 60045-2561 847.739.1200
FOR IMMEDIATE RELEASE	News Release

Investor and Media Contact:
Douglas A. Hoadley
847.739.1826
dahoadley@imcglobal.com

PHOSPHATE RESOURCE PARTNERS UNITHOLDERS
APPROVE MERGER WITH SUBSIDIARY OF IMC GLOBAL

        LAKE FOREST, IL, October 19, 2004—Phosphate Resource Partners Limited Partnership (NYSE: PLP) announced today that its partners, which includes its public unitholders, voting at a special meeting held this morning, have approved the proposed merger of PLP with and into a subsidiary of IMC Global Inc. (NYSE: IGL). The merger was approved by the affirmative vote of partners of PLP owning 92,573,194 units, representing 89.5% of the partnership interests in PLP.

        The proposed merger was announced on March 1, 2004 and was closed today after the special meeting. Under the terms of the merger, each publicly traded PLP unit will be exchanged for the right to receive 0.2 shares of IMC common stock. After today, PLP will no longer be a separate publicly traded partnership.

        IMC shareholders of record as of September 3, 2004 will vote on October 20, 2004 at a special meeting of IMC regarding the combination of IMC and Cargill Crop Nutrition. If the combination is approved, the right of PLP unitholders to receive shares of IMC will be converted to the right to receive stock in the new company resulting from the combination of IMC and Cargill Crop Nutrition named The Mosaic Company.

About Phosphate Resource Partners Limited Partnership

        PLP is engaged in the production and sale of phosphate crop nutrients and animal feed ingredients. For more information, visit the PLP Web site at www.phosplp.com.

About IMC Global Inc.

        From multiple mines and plants in North America, IMC Global serves world agriculture as the largest producer and marketer of concentrated phosphates and potash crop nutrients. It also is a leading global provider of phosphorus and potassium feed ingredients for the animal nutrition industry. IMC Global has 5,000 employees and customers in nearly 50 countries. With products essential for life, IMC Global "feeds the land that feeds the world." For more information, visit www.imcglobal.com.

Cautionary Information Regarding Forward-Looking Statements

        This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, expectations regarding the proposed transaction with Cargill Crop Nutrition. Such statements are based upon the current beliefs and expectations of IMC Global's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in IMC Global's forward-looking statements: increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; DAP and potash pricing, margins and realizations; the prices of raw materials; regulatory and shareholder approvals of pending transactions; the cost of maintenance and water handling materials and third party contractors; and costs associated with regulatory compliance with water handling and treatment rules and regulations. Additional factors that could cause IMC Global's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of IMC Global as amended by Amendment No. 1 on Form 10/K-A, filed with the SEC and available at the SEC's Web site (http://www.sec.gov).

Not a Proxy Solicitation for the IMC Global Combination With Cargill Crop Nutrition Combination

        This communication is not a solicitation of a proxy from any security holder of IMC Global or Cargill, Incorporated. The Mosaic Company (formerly Global Nutrition Solutions, Inc.) has filed a definitive proxy statement/prospectus regarding the proposed transaction with the SEC, which was mailed to IMC Global's common stockholders on or about September 21, 2004. Stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction, because it contains important information. Stockholders are able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Cargill and IMC Global, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that have been and will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: Douglas A. Hoadley, or by telephone at (847) 739-1200, email: dahoadley@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

        The respective directors and executive officers of Cargill and IMC Global and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus filed with the SEC on September 20, 2004.

###

QuickLinks

PHOSPHATE RESOURCE PARTNERS UNITHOLDERS APPROVE MERGER WITH SUBSIDIARY OF IMC GLOBAL